INFORMATION CIRCULAR

As at May 15, 2020

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished by the management of Portage Biotech Inc. ("Portage" or the “Corporation”) in connection with the solicitation of proxies by the Corporation for use at the Annual General and Special Meeting of the shareholders of the Corporation to be held on the 25th day of June, 2020 at 9:00 a.m. (EST) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting.

Adjustments to the Meeting as a Result of Covid-19

As a result of the Covid-19 pandemic and restrictions in place regarding public gatherings, the Annual General and Special Meeting of shareholders of Portage Biotech Inc. scheduled for Thursday June 25, 2020 at 9:00 a.m. (EST) (the “Meeting”) will be held virtually by teleconference and there will be no Meeting location and no physical Meeting. To attend the Meeting, at 9:00 a.m. on June 25, 2020, please dial 1-877-216-4736 (Toll free for Canada & US) or 647-788-3472 (International). When prompted, please enter the following Conference code: 2651427074 and you will be admitted into the Meeting.

As the Meeting will be held virtually, shareholders will not be able to physically attend the Meeting, nor will shareholders be able to vote at the Meeting. Accordingly, shareholders are being requested to vote in advance of the meeting, either by proxy or internet voting, the details of which are set out in the form of proxy and voting instruction form.

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF THE CORPORATION OF PROXIES TO BE USED AT THE MEETING. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Corporation's proxy solicitation materials to the beneficial owners of the common shares of the Corporation (the "Common Shares") held of record by such parties. The Corporation may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder of the corporation, to represent them at the meeting may do so by inserting such other person’s name in the blank space provided in the form of proxy and depositing the completed proxy according to the voting methods described in the Form of Proxy.

In addition to revocation in any other manner permitted by law, a proxy can be revoked by instrument in writing executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited either at the address provided under voting methods in the Form of Proxy or at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) thereof, prior to the time of voting and upon either such occurrence, the proxy is revoked.

DEPOSIT OF PROXY

Shareholders will not be able to attend this year’s Meeting in person. Those wishing to attend the Meeting virtually by teleconference are encouraged to vote online at www.voteproxyonline.com, or by completing, dating, signing and delivering the enclosed form of proxy or voting instruction form, in each case in accordance with the instructions contained therein.

The individuals named in the form of proxy are directors of the Corporation. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names or by completing another form of proxy. The proxy will not be valid unless the completed, dated and signed form of proxy is received by TSX Trust Company, 301-100 Adelaide Street West, Toronto, Ontario M5H 4H1, no later than 9:00 a.m. EST on Tuesday, June 23, 2020, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chairman, is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof. The above time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion without notice.

Notice and Access

For this shareholder’s meeting, the Corporation is utilizing the Notice-and-Access provisions under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations for distribution of this information circular to shareholders. The Notice-and-Access provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer's website and sometimes the transfer agent's website) rather than delivering such materials by mail. The Notice-and- Access provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer's expense.

The use of the Notice-and-Access provisions reduces paper use and mailing costs to the issuer. In order for the Corporation to utilize the Notice-and-Access provisions to deliver proxy-related materials by posting a circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Corporation must send a notice to Shareholders, including Non-Registered Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain from the Corporation, a paper copy of those materials. This Circular has been posted in full on the Corporation's website at http://portagebiotech.com and under the Corporation's SEDAR profile at www.sedar.com.

In order to use Notice-and-Access provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least 40 days prior to the meeting date in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The requirements of that notice, which requires the Corporation to provide basic information about the Meeting and the matters to be voted on, explain how a Shareholder can obtain a paper copy of the Circular and any related financial statements and MD&A, and explain the Notice-and-Access provisions process, have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Corporation along with the applicable voting document (a form of proxy in the case of registered Shareholders or a voting instruction form in the case of Non- Registered Holders).

No Shareholder will receive a paper copy of the Circular from the Corporation or any Intermediary unless such Shareholder specifically requests it.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by June 16, 2020.

VOTING OF SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As of May 15, 2020, there were 1,098,770,596 common shares outstanding, each carrying the right to one vote per share.  The Board of Directors have fixed the close of business on May 15, 2020 as the record date for the purpose of determining shareholders entitled to receive the notice of the meeting. Failure to receive a notice does not deprive a shareholder of the right to vote on those shares at the meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his or her name in the list of shareholders, not later than ten days before the date of the meeting.

To the knowledge of the directors and officers of the Corporation, as at May 15, 2020, the following are the shareholders who beneficially own or exercise control or direction over more than 10% of the common shares of the Corporation:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Gregory Bailey	332,031,402	30.22%
James Mellon	310,854,207	28.29%

PROVISIONS RELATING TO VOTING OF PROXIES

A poll is a vote by written ballot which gives one vote for each common share registered in the name of the member.

IF THERE IS CERTAINTY OF INSTRUCTIONS, THE PERSON NAMED IN THE ENCLOSED PROXY WILL VOTE (EXCEPT WHERE THERE IS A DIRECTION TO WITHHOLD VOTING) THE SHARES IN RESPECT OF WHICH HE OR SHE IS APPOINTED IN ACCORDANCE WITH THE DIRECTIONS OF THE SHAREHOLDER APPOINTING THE PROXY HOLDER. &NBSP;IN THE ABSENCE OF SUCH DIRECTIONS, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING. &NBSP;IF TWO DIRECTIONS ARE MADE IN RESPECT TO ANY MATTER, SUCH SHARES WILL SIMILARLY BE VOTED FOR THE ADOPTION OF SUCH MATTER.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATION OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the meeting. However, in many cases, common shares owned by a person (a “non-registered holder”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

These meeting materials are being made available to both registered shareholders and non-registered shareholders. If you are a non-registered holder, and the Corporation or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Non-registered holders who have not objected to their intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs”. Those non-registered holders who have objected to their intermediary disclosing ownership information about themselves to the Corporation are referred to as “OBOs”.

In accordance with the requirements of National Instrument 54-101, the Corporation’s transfer agent has distributed the Notice of Meeting of the shareholders and availability of meeting materials (collectively, the “Meeting Materials”) directly to registered shareholders and indirectly through the clearing agencies and intermediaries for onward distribution to non-registered holders (NOBOs and OBOs).

Intermediaries are required to forward the Meeting Materials to non-registered holders unless the non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a)be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Appointment and Revocation of Proxies”; or

b)be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name in the blank space provided.

Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

MATTERS TO BE ACTED UPON AT THE MEETING

Additional details regarding each of the matters to be acted upon at the Meeting is set forth below:

ITEM 1. REPORT OF AUDITORS AND CONSOLIDATED FINANCIAL STATEMENTS

The Annual Report of the Corporation, which contains the Report of the Auditors, Consolidated Financial Statements for the years ended March 31, 2019 and accompanying Management Discussion and Analysis, will be placed before the meeting. Additional copies will be available at the meeting.  If any shareholder wishes to receive additional copies of the Annual Report prior to the meeting, please contact the Corporation or download it from the Corporation’s website www.portagebiotech.com or from http://www.sedar.com or http://www.sec.gov. Shareholders are not required to approve this item of business.

ITEM 2. ELECTION OF DIRECTORS

The directors of the Corporation are elected annually and hold office until the next Annual Meeting.  The Articles of the Corporation currently provide for a Board of Directors consisting of not less than one (1) and not more than ten (10) directors. Management has fixed the number of directors to be elected at this meeting at six (6). Management proposes the persons listed below be nominated for election as directors of the Corporation for the ensuing year.

Management does not contemplate that any of the persons proposed to be nominated will be unable to serve as a director. If prior to the Meeting any such nominees are unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Name, Province/State, and Country of Residency	Director Since	Principal Occupation	Number of Shares Beneficially Owned, Controlled or Directed, directly or indirectly (1)
Declan Doogan, M.D. (2) Florida, USA	June 4, 2013	Chairman of Biohaven Pharmaceuticals Holding Company Ltd.	42,558,162
Kam Shah, CPA-CA Ontario, Canada	January 3, 1999	Consultant	10,274,225
James Mellon (2) Douglas, Isle of Man	June 4, 2013	Chairman of various public companies and funds specializing in biopharma investments	310,854,207
Gregory Bailey, M.D. London, United Kingdom	June 4, 2013	CEO of Juvenescence, Inc. and Chairman of Portage Biotech Inc.	332,031,402
Steven Mintz (2) Ontario, Canada	April 6, 2016	President of St. Germain Capital Corp. and CFO of Minkids Group, a family investment and holding company and directorship at various other companies. Chartered Professional Accountant.	4,759,848
Ian B. Walters, M.D. Connecticut, USA	August 1, 2016	CEO and director of Portage Biotech Inc.	6,807,568

Notes:

(1)The information as to the shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2)Members of the board who will be members of the audit and compensation committee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, other than as disclosed below, no director or proposed director of the Corporation is, or within the ten years prior to the date of this Circular, has been a director, chief executive officer or chief financial officer of any company, including the Corporation, that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director, chief executive officer or chief financial officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On August 2, 2019, the Ontario Securities Commission issued a Failure-to-File Cease Trade Order against the Corporation (“FFCTO”). The FFCTO was issued as a result of the Corporation's failure to file its audited annual financial statements for the year ended March 31, 2019, accompanying management discussion and analysis together with the related certifications on or before the prescribed filing deadline as required by National Instrument 51-102, Continuous Disclosure Obligations, and NI 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, respectively. The FFCTO was revoked on April 15, 2020 after the Corporation had filed all required documents on SEDAR. All the current directors and officers named in this Circular were directors and officers of the Corporation at the time of the FFCTO.

Individual Bankruptcies

To the knowledge of the Corporation, no director or proposed director of the Corporation has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Security holder in deciding whether to vote for a proposed director.

ITEM 3. RE-APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to VOTE FOR the re-appointment of Marcum LLP, Chartered Professional Accountants, as the auditors of the Corporation for the ensuing year, and authorize the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Marcum LLP, Chartered Professional Accountants, as the Corporation’s auditors.

Effective March 3, 2019, Schwartz Levitsky Feldman LLP, Chartered Professional Accountants, former auditors of the Corporation, tendered their resignation, and directors of the Corporation have appointed Marcum LLP, Chartered Professional Accountants, as successor auditors. The information package as required by applicable securities regulations regarding the change of auditors is included with this Circular as Schedule “C” and is also available on SEDAR (www.sedar.com) under the Corporation’s public filings.

ITEM 4. APPROVAL OF THE 2020 STOCK COMPENSATION PLAN

At the Meeting, Shareholders of the Corporation will be asked to approve the Corporation’s new incentive stock option plan (the “2020 Stock Option Plan”), being a 10% rolling stock option plan. The purpose of 2020 Stock Option Plan is to promote the profitability and growth of the Corporation by increasing the ability of the Corporation and its subsidiaries to attract and retain directors, officers and employees of the Corporation and its subsidiaries and to consultants and management company employees (“Participants”) of exceptional skill. The Stock Option Plan provides an incentive for Participants to contribute to the future success and prosperity of the Corporation and provides an opportunity for ownership of the Common Shares by Participants so that they may increase their stake in the Corporation and benefit from appreciation in the value of the Common Shares.

The following summary of the 2020 Stock Option Plan does not purport to be complete and is qualified in its entirety by reference to the 2020 Stock Option Plan.

Eligible Participants.  The Board may from time to time, in its discretion, and in accordance with the Canadian Securities Exchange (the “Exchange”) requirements, grant to Participants non-transferable and non-assignable stock options (“Stock Options”) to purchase Common Shares for a period of up to five years from the date of the grant, provided that the number of Common Shares reserved for issuance meet the policies of the Exchange.

Number of Shares Reserved.  The aggregate number of Common Shares allocated and made available to be granted to Participants under the Stock Option Plan may not exceed 10% of the issued and outstanding Common Shares as at the date of granting of Stock Options (on a non-diluted basis), Any issuance of Common Shares from treasury pursuant to the exercise of Stock Options shall automatically replenish the number of Common Shares available for Stock Option grants under the Stock Option Plan. Common Shares in respect of which Stock Options are cancelled or not exercised prior to expiry, for any reason, shall be issuable for subsequent Stock Option grants under the Stock Option Plan.

Limitations.  Under the Stock Option Plan, the number of Common Shares reserved for issuance in any 12-month period to: (a) any one Participant will not exceed 5% of the issued and outstanding Common Shares at the date of the grant; and (b) all consultants will not exceed 2% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance in any 12-month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of Common Shares at the date of the grant provided.

Term of Options.  The term of any Stock Options granted under the Stock Option Plan is determined by the Board and may not exceed 5 years from the date of grant; except that, subject to the termination provisions in the Stock Option Plan, in the event the term of any Stock Option expires within or immediately following a “blackout period” imposed by the Corporation, the Stock Option shall expire on the date that is 10 business days following such blackout period.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board, provided that it is not less than the Discounted Market Price, as that term is defined in Exchange policy manual or such other minimum price as is permitted by the Exchange in accordance with the policies in effect at the time of the grant, or, if the Common Shares are no longer listed on the Exchange, then such other exchange or quotation system on which the Common Shares are listed or quoted for trading.

Vesting.  All options granted pursuant to the Plan will be subject to such vesting requirements as may be prescribed by the Exchange, if applicable, or as may be imposed by the Board. Options may be granted without any vesting requirements where not required by the Exchange.

Acceleration Right.  In the event of certain events such as liquidation, dissolution or plan of arrangement, which results in a change of control the Corporation or where the Corporation is not the surviving Corporation or the sale of all or substantially all the property and assets of the Corporation, then the Board may exercise its discretion to permit accelerated vesting of Stock Options.

Termination.  Subject to the expiry date of each Stock Option, in the event of the Participant ceasing to be a director, officer, employee or consultant of the Corporation or a subsidiary, any Stock Options granted pursuant to the Stock Option Plan will be subject to the following termination provisions:

(a)in the event of termination by the Corporation for cause, the Participant's Stock Option will expire immediately at the time of delivery of notice and shall be of no further force or effect whatsoever as to the Common Shares in respect of which a Stock Option has not previously been exercised;

(b)90 days (or 30 days in case of a Participant engaging in any investor relations activities) following the date the Participant ceases to be a director, officer or employee of the Corporation or its subsidiaries or a consultant or a management company employee, other than cessation by cause or reason of death;

(c)in the event of the cessation of such position or arrangement by reason of death, the Stock Option may be exercised on the date that is up to and including 1 year from the date of such death by the legal personal representatives.

Amendments.  The Stock Option Plan sets out a list of amendments that may be made to the Stock Option Plan with shareholder approval. Any other amendment not specifically enumerated as requiring shareholder approval may be made by the Board without shareholder approval, subject to the requirements of the Exchange, including, without limitation: (i) amendments of a housekeeping nature; (ii) a change to the vesting provisions of an Option or the Stock Option Plan; and (iii) a change to the termination provisions of an Option or the Stock Option Plan (including determining that any of the provisions of the Stock Option Plan or any agreement subject to the Stock Option Plan concerning the effect of termination (for whatever reason) of the Participant's employment, service or consulting agreement/arrangement or cessation of the Participant's directorship or office, shall not apply for any reason acceptable to the Board) which does not entail an extension beyond the earlier of (A) the original expiry date and (B) one year after the effective date of the termination.

Shareholders will be asked at the Meeting to approve, with or without variation, the following ordinary resolution:

“BE IT RESOLVED THAT:

(a)the Corporation’s 2020 Stock Option Plan be confirmed, ratified and approved, and that in connection therewith a maximum of 10% of the issued and outstanding Common Shares at the time of each grant be approved for granting as options; and

(b)any director or officer of the Corporation be authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution.”

A copy of the 2020 Stock Option Plan is annexed hereto as Schedule “D”.

The management designees, if named as proxy, intend to vote the Common Shares represented by any such proxy FOR the approval of the above ordinary resolution of the Corporation, unless a shareholder has specified in his or her proxy that his or her Common Shares are to be voted against such ordinary resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Under applicable securities legislation, the Corporation is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer, the Chief Financial Officer and the most highly compensated executive officer of the Corporation as at March 31, 2019 whose total compensation was more than $150,000 for the financial year of the Corporation ended March 31, 2019 (collectively the "Named Executive Officers") and for the directors of the Corporation.

Based on the foregoing definition, during the completed financial year ended March 31, 2019, the Corporation’s Chief Executive Officer, Dr. Ian B. Walters, Chairman, Dr. Gregory Bailey and Chief Financial Officer, Mr. Kam Shah, were the only named executive officers.

Compensation Discussion and Analysis

In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on Board discussion, with input from and upon the recommendations of the Audit and Compensation Committee.

The Corporation’s executive compensation program has three principal components: fee, incentive bonus plan and stock options.

Fees for all executives are decided on an annual basis. Only Mr. Kam Shah and Dr. Ian B. Walters draw a cash fee. The other executives are paid by way of common shares and/or options to save the Corporation’s cash flow for business purposes. The Corporation currently has no employees.

Incentive bonuses, in the form of cash payments, shares or options, are designed to add a variable component of compensation based on corporate and individual performances for executive officers and employees.

There were no bonuses paid to executive officers and employees during the most recently completed financial year.

The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length services providers. No such fees were paid during the fiscal years 2019 and 2018.

Summary Compensation Table

The following table and accompanying notes set forth all compensation paid by the Corporation to its directors, senior management and key consultants for the last two (2) fiscal years ending March 31, 2019 and 2018:

Name & Principal Position	Year	Annual Compensation			Long Term Compensation			Other	Total compensation
		Fee(3)	Bonus	Other	Securities under options/SARs granted (1) & (4)	Shares or units subject to resale restrictions	LTIP payout(2)
		$	$	$	$	$	$	$	$
Declan Doogan - CEO
	2019	8,928	-	-	-	-	-	-	8,928
	2018	147,000	-	-	-	-	-	-	147,000
Kam Shah - CFO
	2019	222,480	-	-	-	-	-	-	220,480
	2018	348,000	-	-	-	-	-	-	348,000
Gregory Bailey - Business Development and Chairman
	2019	-	-	-	-	-	-	-	-
	2018	321,000	-	-	-	-	-	-	321,000
James Mellon - Independent Director and Audit Committee Member
	2019	-	-	-		-	-	-	-
	2018	99,000	-	-	-	-	-	-	99,000
Steven Mintz - Independent Director and Audit Committee Member
	2019	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-
Ian B. Walters - Independent Director and Audit Committee Member
	2019	202,141	-	-	-	-	-	-	202,141
	2018	99,000	-	-	-	-	-	-	99,000

Notes:

(1)“SAR” means stock appreciation rights. Portage has never issued any SARs.

(2)“LTIP” means long term incentive plan. Portage does not have any LTIP.

(3)Fees for fiscal 2019 include vested options in IOX, for a valuation of $8,928 for Dr. Doogan, $114,640 for Dr. Walters and $9,147 for Mr. Shah. These options were granted in April 2018 - prior to acquisition of IOX by Portage.

(4)Fees for fiscal 2018 include 280,000 shares issued to Mr. Shah for a valuation of $168,000, 535,000 shares issued to Dr. Bailey for a valuation of $321,000, 245,000 shares issued to Dr. Doogan for a valuation of $147,000, 165,000 shares issued to Mr. Mellon for a valuation of $99,000 and 165,000 shares issued to Mr. Walters for a valuation of $99,000.

(5)No options were issued during fiscal 2019.

Stock Option Plan and other Incentive Plans

As at March 31, 2019, the Corporation had one active stock option plan.

The 2013 Stock Option Plan, which was originally approved as 2012 Stock Option Plan by the shareholders at the Annual General and Special Meeting held on January 3, 2012, was subsequently re-approved in the Annual General and Special Meeting held on March 28, 2013 and renamed as the 2013 Stock Option Plan (the “2013 Plan”). The 2013 Plan was re-approved by the shareholders at the Annual General and Special Meeting held on January 8, 2019 and renamed as the “2018 Stock Option Plan”.

Subsequent to the Annual General and Special Meeting of shareholders held on January 8, 2019, the Board decided to discontinue the 2018 Stock Option Plan. There were 595,974 stock options granted in aggregate and no further options will be issued under this plan.

On April 24, 2020, the Board decided to establish a new stock option plan, i.e. the 2020 Stock Option Plan, being a 10% rolling plan, under which options may be granted to directors, officers, employees and consultants of the Corporation (as well as any parent companies and subsidiaries thereof). At the Meeting, the shareholders will be asked to consider and, if deemed appropriate, adopt a resolution ratifying and approving the 2020 Stock Option Plan. A copy of the 2020 Stock Option Plan is annexed hereto as Schedule “D”.

Employment, Consulting and Management Agreements

As of March 31, 2019, the Corporation had the following Employment, Consulting and Management Agreements in place:

(i)Consulting agreement dated April 1, 2016 with Mr. Kam Shah with no fixed term but can be terminated by mutual agreement. Mr. Shah retired as Chief Financial Officer effective December 31, 2019 but continues to provide consulting services as interim Chief Financial Officer until his replacement is appointed.

(ii)Consulting agreement dated May 1, 2019 with Value Driven Drug Development Solutions LLC, a company beneficially owned by Dr. Ian B. Walters, with no fixed term but can be terminated by mutual agreement. Dr. Walters was appointed Chief Executive Officer of the Corporation on May 1, 2019.

Oversight and Description of Director and NEO Compensation

The Corporation’s compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives of improving overall corporate performance and creating long- term value for the Corporation’s shareholders. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, including the advancement of the exploration and development goals of the Corporation. The Corporation’s current compensation program is comprised of base salary or fees, short term incentives such as discretionary bonuses and long term incentives such as stock options.

The Corporation’s board of directors (the “Board”) has not created or appointed a compensation committee given the Corporation’s current size and stage of development. All tasks related to developing and monitoring the Corporation’s approach to the compensation of the Corporation’s NEOs and directors are performed by the members of the Board. The compensation of the NEOs, directors and the Corporation’s employees or consultants, if any, is reviewed, recommended and approved by the Board without reference to any specific formula or criteria. NEOs that are also directors of the Corporation are involved in discussion relating to compensation, and disclose their interest in and abstain from voting on compensation decisions relating to them, as applicable, in accordance with applicable corporate legislation.

In making compensation decisions, the Board strives to find a balance between short‐term and long-term compensation and cash versus equity incentive compensation. Base salaries or fees and discretionary cash bonuses primarily reward recent performance, and incentive stock options encourage NEOs and directors to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary or fee for each NEO, as applicable, is determined by the Board based on the level of responsibility and experience of the individual, the relative importance of the position to the Corporation, the professional qualifications of the individual and the performance of the individual over time. The NEOs’ performances and salaries or fees are reviewed periodically. Increases in salary or fees are to be evaluated on an individual basis and are performance and market‐based. The amount and award of cash bonuses to key executives and senior management is discretionary, depending on, among other factors, the financial performance of the Corporation and the position of a participant.

Pension Disclosure

The Corporation does not have any pension, defined benefit, defined contribution or deferred compensation plans in place.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table set forth information with respect to all compensation plans of the Corporation which equity securities are authorized for issuance as of March 31, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)
Equity compensation plans approved by securityholders	NIL	N/A
Equity compensation plans not approved by securityholders	NIL	N/A

Termination and change of control benefits

All options will vest immediately on a change of control.

Directors and officers’ liability insurance

The Corporation maintains insurance for the benefit of the Corporation’s directors and officers against liability incurred by them in their capacity as directors and officers.

The Corporation did not provide any indemnification nor make any payments to any officer or director.

Indebtedness of directors and senior officers

As of the date hereof and during the fiscal year ended March 31, 2019, there was no indebtedness owing to the Corporation in connection with the purchase of securities or other indebtedness by any current or former executive officers, directors and employees of the Corporation.

CORPORATE GOVERNANCE

The Canadian securities regulatory authorities have issued corporate governance guidelines (the “Corporate Governance Guidelines”) for all reporting issuers in Canada (other than investment funds), together with certain related disclosure requirements.

Corporate governance refers to the policies and structure of the board of directors of a company whose members, are elected by and are accountable to the shareholders of the company.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.

The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow.  A summary of certain aspects of the Corporation’s approach to corporate governance is provided below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Corporation’s management through frequent meetings of the Board, both with and without members of the Corporation’s management (including members of management that are also directors) being in attendance.

National Instrument 52-110 - Audit Committees of certain of the Canadian securities regulatory authorities (“NI 52-110”) sets out the standard for determining whether a director is “independent” for the purposes of the Corporate Governance Guidelines and disclosure requirements of the Canadian securities regulatory authorities.  In accordance with NI 52-110, a director is “independent” if he or she has no direct or indirect material relationship with the Corporation.  A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. NI 52-110 also sets out certain circumstances where a director will automatically be considered to have a material relationship with the Corporation.

Based upon the standard articulated in NI 52-110, since August 2016, the Corporation has six directors. Mr. James Mellon, Mr. Steven Mintz and Dr. Declan Doogan are independent. Dr. Gregory Bailey (Chairman), Dr. Ian B. Walters (Chief Executive Officer) and Mr. Kam Shah (Chief Financial Officer) of the Corporation, are considered not independent due to their involvement as executive officers.

In May 2015, the Canadian Securities Administrators announced certain amendments requiring venture issuers to have an audit committee of at least three members, the majority of whom cannot be executive officers, employees or control persons of the venture issuer or of an affiliate of the venture issuer. The new audit committee rules under NI 52-110 apply to the Corporation effective April 1, 2017. The Corporation’s audit committee comprises three independent directors in compliance with the new audit committee rules.

Other Directorships

The following table sets forth the directors of the Corporation who hold directorships with other reporting issuers (or their equivalent) in Canada or a foreign jurisdiction:

Name of the director	Reporting issuer
Declan Doogan	Sosei Group Corp. Biohaven Pharmaceutical Holding Corporation Ltd.
Gregory Bailey	Biohaven Pharmaceutical Holding Corporation Ltd.
Steven Mintz	Everton Resources Inc. Navasota Resources Inc. 22 Capital Corp.
James Mellon

Regent Pacific

SalvaRx Group plc

Copper Development Corporation

Fast Forward Innovation Limited

Port Erin Biopharma Limited

Condor Gold plc

West African Minerals Corporation

Manx Financial Group plc

Charlemagne Capital Limited

Orientation and Continuing Education

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Corporation’s history, performance and strategic plans.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Corporation’s business plan to meet performance objectives and goals. In addition, the Board must comply with conflict of interest provisions in the BVI Business Companies Act, and relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has adopted Corporate Disclosure, Confidentiality and Insider Trading policies to encourage and promote a culture of ethical conduct.

Nomination of Directors

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the Chief Executive Officer of the Corporation.  The Board monitors, but does not formally assess, the performance of individual Board members or committee members on their contributions.

Compensation

Chief Executive Officer’s and Chief Financial Officer’s compensation is ultimately determined by the Board based on recommendation of the Audit and Compensation Committee, in consideration of the compensation paid by other similarly-situated public companies operating within the same industry as the Corporation an.d of the duties, responsibilities and demands placed upon these executives.

Directors do not normally receive any compensation to act as directors although they are entitled to be reimbursed for any out-of-pocket expenses and may be issued stock options from time to time.

Other Board Committees

The Audit and Compensation committee is the sole committee of the Board.

Assessments

The Board has not implemented a formal process or means to regularly assess the effectiveness of the Board, its committees or individual directors.  Effectiveness is informally assessed on an ongoing basis, based upon the ability of the directors to fulfill their duties and responsibilities in a timely and efficient manner.  The relatively small size of the Board allows for the contributions of an individual director to be informally monitored by the other Board members, in light of the individual’s business and governance strengths and the specific purpose, if any, for which the individual was originally nominated to the Board. In accordance with its charter, the audit committee is required to annually assess its charter and submit any proposed changes to the Board for approval.

The Corporation feels its corporate governance practices are appropriate and effective, given its relatively small size and nature of its operations.  The practices allow the Corporation to operate efficiently, with simple checks and balance that control and monitor management and corporate functions without excessive administrative burden or delay.

AUDIT AND COMPENSATION COMMITTEEE DISCLOSURE

NI 52-110 requires the Corporation to disclose annually in its management information circular certain information concerning the constitution of its audit and compensation committee (“the committee”) and its relationship with its independent auditor, as set forth below.

Audit and Compensation Committee Charter

The Board has developed two charters to be followed by the committee. Schedule "A" provides details of the Audit Committee Charter and Schedule "B" provides details of the Compensation Committee Charter. For now, the same committee members are expected to comply with both the charters. However, in future as the membership of the Board expands, the Board may create a separate Compensation Committee.

Composition of the Audit and Compensation Committee

The Committee is comprised of Messrs. James Mellon, Steven Mintz and Declan Doogan.  As defined in NI 52-110, all the members are considered to be “independent” and Mr. Mintz is considered “financially literate” for the purposes of NI 52-110.  “Financially literate” includes the ability to read and understand a set of financial statements that present a breadth of level and complexity of accounting issues of the Corporation. The composition of the committee is in compliance with the new rules under NI 52-110 which were effective April 1, 2017.

Relevant Education and Experience

Each member of the Committee has extensive experience in dealing with financial statements, accounting issues, internal control and other related matters relating to public companies.

Mr. James Mellon has been director and chief executive officer of many public and private corporations over more than twenty years in various industry sectors including real estate, mining, and financial services.

Mr. Steven Mintz is a Canadian Chartered Professional Accountant.  He has over sixteen years of international experience in corporate financial analysis, mergers and acquisitions. He has been on board of several private and public corporations in various sectors including technology, oil & gas and biotechnology.

Dr. Declan Doogan has been director and chief executive officer of public and private corporations over more than ten years in health and biotechnology sectors.

Pre-Approval Policies and Procedures

In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation must consult with the chair of the committee, who has the authority to approve or disapprove on behalf of the committee, such non-audit services.  All other permissible non-audit services shall be approved or disapproved by the Committee as a whole.

The Corporation’s external auditors are prohibited from performing for the corporations non-audit services of the following nature:  (a) bookkeeping or other services related to the Corporation’s accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinion or contributions-in-kind reports; (d) actuarial services; (e) internal audit outsources services; (f) management functions; (g) human resources; (h) broker or dealer, investment adviser or investment banking services;  (i) legal services; (j) expert services unrelated to the audit; and (k) any other service that the Canadian and the US Public Accountability Board determines is impermissible.

Audit fee

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2019	2018
	In US$
Audit fee	$ 110,000	$ 59,234
Other services	$ 9,000	$ 1,584

Under its existing policies, the committee must approve all audit and non-audit related services provided by the auditors.

Exemption

The Corporation is a “venture issuer” as defined in NI 52-110 and is relying on the exemptions provided to it with respect to the committee composition and reporting obligations.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management is not aware of any other matter that it anticipates will come before the Annual General and Special Meeting of the Shareholders, other than as set forth in the Notice of Meeting.  However, if other matters, which are not known to management, should properly come before the meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person holding the proxy.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this and previous Information Circulars, no director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, has or would materially affect the Corporation or its subsidiaries.

CERTIFICATE OF APPROVAL OF DIRECTORS

The foregoing does not contain any untrue statements of a material fact and does not omit a material fact that is required to be stated. This Information Circular and the mailing of the same to shareholders has been approved by the Board of Directors of the Corporation.

DATED at Toronto, Ontario this 15th day of May, 2020.

BY ORDER OF THE BOARD

/s/ "Ian B. Walters"

Ian B. Walters

Chief Executive Officer

Schedule "A"

PORTAGE BIOTECH INC.

CHARTER OF THE AUDIT AND COMPENSATION COMMITTEE

RELATING TO AUDIT MATTERS

(reviewed as at May 15, 2020)

________________________________________________________________________

I.  General Focus

The Audit and Compensation Committee (the "Committee") shall provide assistance to Portage Biotech Inc.’s (the "Corporation") Board of Directors ("Board") in fulfilling its responsibilities with respect to its oversight of:

(i)The quality and integrity of the Corporation's financial statements;

(ii)The Corporation's compliance with legal and regulatory requirements;

(iii)The independent auditor's qualifications and independence;

(iv)The performance of the Corporation's independent auditors; and

(v)The implementation and effectiveness of the Corporation's ethics and compliance program.

II.  Structure and Operations

The Committee shall be comprised of three members of the Board, at least two of whom are determined by the Board to be "independent" under the rules of the regulatory bodies to which the Corporation is subject to and under the corporate laws of the British Virgin Islands.

Each member of the Committee shall have a working familiarity with basic finance and accounting practices (or acquire such familiarity within a reasonable period after his or her appointment) and at least one member shall in the judgment of the Board of Directors have accounting or related financial management expertise as required by the rules of the OSC.

Each member of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by majority vote of the Board.

The Board shall elect the Chair of the Committee. The Chair will approve the agendas for Committee meetings.

III.  Meetings

The Committee shall meet as frequently as circumstances dictate. Each regularly scheduled meeting will conclude with an executive session of the Committee absent the members of management. The Chair of the Committee or a majority of the members of the Committee may call a special meeting of the Committee. As part of its goal to foster open communication, the Committee shall periodically meet separately with each of management, and the independent auditors to discuss any matters that the Committee or each of these groups believe should be discussed privately.

All non-management directors who are not members of the Committee may attend meetings of the Committee, but may not vote. Additionally, the Committee may invite to its meetings any director, member(s) of management of the Corporation and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate in order to carry out its responsibilities.

A majority of the members, but not less than two, will constitute a quorum. A majority of the members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent.

The Committee shall appoint a person who need not be a member thereof to act as secretary and minutes of its proceedings shall be kept in minute books provided for that purpose. The agenda of each meeting will be prepared by the secretary and, whenever reasonably practicable, circulated to each member prior to each meeting.

IV.  Responsibilities and Duties

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter.  These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.  The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate.  In this regard, the Committee shall have the authority to retain outside legal, accounting or other advisors for this purpose, including the authority to approve the fees payable to such advisors and any other terms of retention.

The Committee shall be given full access to the Corporation's Board, corporate executives and independent accountants, as necessary, to carry out these responsibilities.  While acting within the scope of its stated purpose, the Committee shall have all the authority of the Board.

Notwithstanding the foregoing, the Committee is not responsible for certifying the Corporation's financial statements or guaranteeing the independent auditor's report. The fundamental responsibility for the Corporation's financial statements and disclosures rests with management and the independent auditors.

Documents/Reports Review

1.Meet with management and the independent auditors to review and discuss, prior to public dissemination, the Corporation's annual audited financial statements and quarterly financial statements, including the Corporation's specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations"

2.Report to the Board whether, based on its discussions with management and the independent auditor, it recommends to the Board that the most recent year's audited financial statements be included in the Corporation's annual report on Form 20-F to be filed with the SEC.

3.Review and discuss with management and the independent auditors the Corporation's earnings press releases (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information).

4.Review and discuss with management and the independent auditors financial information and earnings guidance provided to analysts and rating agencies.  The Committee's discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each instance in which the Corporation may provide earnings guidance.

Independent Auditors

5.The Committee shall have the direct responsibility and authority to appoint, retain, compensate, evaluate, oversee and, where appropriate, replace the independent auditors.  The Committee shall inform the independent auditors that such firm shall report directly to the Committee. The Committee shall resolve disagreements between management and the independent auditor regarding financial reporting.

6.Review the independent auditors' audit plan and areas of audit focus.  Review the fees and other significant compensation to be paid to the independent auditors.

7.Approve in advance any audit or non-audit engagement or relationship between the Corporation and any independent auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, other than prohibited non-auditing services, as specified in the rules and regulations of the SEC/OSC or any rules of the Public Corporation Accounting Oversight Board promulgated thereunder.  The Committee shall not approve any "prohibited non-auditing services" without obtaining a prior exemption from the Public Corporation Accounting Oversight Board.  Audit and non-audit engagements must be approved either (a) explicitly in advance or (b) pursuant to a pre-approval policy established by the Committee. The Committee may delegate to one or more members of the Committee the authority to grant such pre-approvals.  The delegatee's decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

8.Review and assess, at least annually, the qualifications, performance and independence of the independent auditors, including a review and evaluation of the lead partner.  In conducting its review and evaluation, the Committee should:

(a)Review the written report of the independent auditor that delineates all relationships between the independent auditor and the Corporation that the auditors believe may impact their independence and objectivity, which report should be submitted to the Committee at least annually, and discuss with the independent auditor and management the scope of any such disclosed relationship and their actual or potential impact on the independent auditor's independence and objectivity;

(b)Obtain and review a report by the Corporation's independent auditor describing: (i) the auditor's internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor or by any inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the auditor, and any steps taken to deal with any such issues; and

(c)Take into account the opinions of management.

Financial Reporting Process

9.In consultation with the independent auditors and management, review the integrity of the Corporation’s financial reporting processes, both internal and external.  In connection therewith, the Committee should obtain and discuss with management and the independent auditor reports from management and the independent auditor regarding: (i) all critical accounting policies and practices to be used by the Corporation; (ii) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Corporation’s management, the ramifications of the use of the alternative disclosures and treatments and the treatment preferred by the independent auditor; (iii) effects of changes in accounting standards that may materially affect the Corporation’s financial reporting practices; (iv) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles; (v) the integrity of the Corporation’s financial reporting practices and the adequacy and effectiveness of internal controls, including a review of significant findings identified by the independent auditors and internal audit, management’s responsiveness to such recommendations and any specific audit steps adopted in light of material control deficiencies and (vi) any other material written communications between the independent auditor and the Corporation’s management.

10.The Committee will receive and review any disclosure from the Corporation's Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Corporation's quarterly and annual reports filed with the SEC/OSC of: (i) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize, and report financial data; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

11.Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.

12.Review with the independent auditor (i) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditor's activities or on access to requested information and any significant disagreements with management and (ii) management's responses to such matters. Without excluding other possibilities, the Committee may wish to review with the independent auditor (i) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise), (ii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement and (iii) any "management" or "internal control" letter issued or proposed to be issued by the independent auditor to the Corporation. The review should also include discussion of the responsibilities, budget and staffing of the corporation's internal audit function.

Legal Compliance/General

13.Review periodically, with the Corporation's chief financial officer, any legal matter that could have a significant impact on the Corporation's financial statements and any material inquiries or reports received from regulatory or governmental agencies.

14.Review periodically the content and operation of the Corporation's ethics and compliance program and the Code of Business Ethics.

15.Discuss with management and the independent auditors at least annually the Corporation's guidelines and policies with respect to risk assessment and risk management. The Committee should discuss the Corporation's major financial risk exposures and the overall steps management has taken to monitor and control such exposures; however, the Committee is not responsible for detailed review of financial risk exposure and management, which responsibility has been delegated to another committee of the Board.

16.Establish, and review periodically, procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Reports

17.Review and approve the Committee's report required to be included in the Corporation's annual proxy statement, pursuant to and in accordance with applicable rules and regulations of the SEC/OSC.

18.Report regularly to the full Board including:

(i)with respect to any issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's independent auditors or the performance of the internal audit function;

(ii)following all meetings of the Committee; and

(iii)with respect to such other matters as are relevant to the Committee's discharge of its responsibilities.

The report to the Board may take the form of an oral report by the Chair of the Committee or any other member of the Committee designated by the Committee to make such report.

19.Maintain minutes or other records of meetings and activities of the Committee.

20.The Committee shall receive appropriate funding from the Corporation for the payment of compensation to the independent auditors and to other advisors retained by the Committee pursuant to the provisions of this Charter.

V.  Annual Performance Evaluation

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Committee considers necessary or valuable.  The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

Schedule "B"

PORTAGE BIOTECH INC.

CHARTER OF THE AUDIT AND COMPENSATION COMMITTEE

RELATING TO COMPENSATION MATTERS

(Reviewed as at May 15, 2020)

____________________________________________________________________________

I.  General Focus

The Audit and Compensation Committee (the “Committee”) shall discharge the responsibilities of the Board of Directors (the “Board”) with respect to the Corporation’s compensation programs and compensation of the Corporation’s executives.

II.  Structure and Operations

The Committee shall be comprised of three members of the Board, at least two of whom are  determined by the Board to be "independent" under the rules of the regulatory bodies to which the Corporation is subject to and under the corporate laws of the British Virgin Islands. At least two members must satisfy the requirements of a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, The Board shall select members based upon their knowledge and experience in compensation matters and with care to avoid any conflicts of interest.

Each member of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal.  The members of the Committee may be removed, with or without cause, by majority vote of the Board.

The Board shall elect the Chair of the Committee.  The Chair will approve the agendas for Committee meetings.

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee, including to a subcommittee comprised solely of one director.  The Committee also shall be entitled to delegate its authority to one or more directors (whether or not such directors serve on the Committee) as the Committee deems appropriate, provided, however, that the Committee shall not delegate any power or authority required by law, regulation or listing standard to be exercised by the Committee as a whole.

III.  Meetings

The Committee shall meet as frequently as circumstances dictate. The Chair of the Committee or a majority of the members of the Committee may call a special meeting of the Committee.

All non-management directors who are not members of the Committee may attend meetings of the Committee but may not vote.  Additionally, the Committee may invite to its meetings any director, member(s) of management of the Corporation and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate in order to carry out its responsibilities.

A majority of the Committee members, but not less than two, will constitute a quorum.  A majority of the Committee members present at any Committee meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent.

The Committee shall appoint a person, who need not be a member, to act as secretary, and minutes of the Committee’s proceedings shall be kept in minute books provided for that purpose.  The agenda of each Committee meeting will be prepared by the secretary and, whenever reasonably practicable, circulated to each Committee member prior to each meeting.

IV.  Responsibilities and Duties

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter.  These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.  The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate and shall have the sole authority to retain or terminate outside counsel or other experts for this purpose, including the sole authority to approve the fees payable to such counsel or experts and any other terms of retention.

Setting Compensation for Executive Officers and Directors

1.Establish and review the overall compensation philosophy of the Corporation.

2.Based upon input from the other directors regarding the performance of the Chief Executive Officer, Chief Financial Officer and other executive officers, (“the executive officers”) review and approve the annual fee, salary, bonus, stock options and other benefits, direct and indirect, of the executive officers.

3.In connection with executive compensation programs:

(i)Review and recommend to the full Board, or approve, new executive compensation programs;

(ii)Review on a periodic basis the operations of the Corporation’s executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose(s), including whether the Corporation’s compensation programs encourage excessive risk-taking and discuss, at least annually, the relationship between risk management policies and practices and compensation, and evaluate compensation policies and practices that could mitigate any such risk;

(iii)Review on a periodic basis the aggregate amount of compensation paid or potentially payable to the executive officers through the use of tally sheets or such other method as the Committee may determine; and

(iv)Take steps to modify any executive compensation program that yields payments and benefits that are not reasonably related to executive and corporate performance.

(v)The Committee shall consider the results of shareholder advisory votes regarding named executive officer compensation when evaluating and determining executive compensation (and shall recommend the frequency with which the Corporation shall conduct future shareholder advisory votes regarding executive compensation).

4.Review and recommend to the full Board compensation of directors.

5.Review and make recommendations to the full Board, or approve, any contracts or other transactions with executive officers of the Corporation, including consulting arrangements, employment contracts and severance or termination arrangements, or any revisions thereto.  Notwithstanding any other provision of this Charter, the Committee shall review and make recommendations to the Board for approval of any consulting arrangement, employment contract, severance or termination arrangement with the Chief Executive Officer and Chief Financial Officer, or any revision thereto.

6.Review and approve annual performance goals for performance-based compensation and determine whether the performance goals and objectives are attained.

Monitoring Incentive and Equity-Based Compensation Plans

7.Review the Corporation’s executive compensation plans, including incentive-compensation and equity-based plans, in light of the goals and objectives of these plans, and amend, or recommend that the Board amend, these plans if the Committee deems it appropriate.

8.Administer any short-term incentive plan covering executive officers of the Corporation; determine whether performance targets have been met and determine the amounts and terms of any awards.

9.Review and recommend for Board approval all equity compensation plans to be submitted for shareholder approval under the relevant regulatory standards and BVI Corporate laws provided, however, that any equity compensation plan that satisfies an exception to this requirement shall not be required to be approved by the Corporation’s shareholders.

10.Review and make recommendations to the Board, or approve, all awards of shares, share options or other awards pursuant to the Corporation’s equity-based plans; provided that the authority to issue such awards to employees who are not executive officers may be delegated as above described

Reports

11.Review and discuss with management the Corporation’s compensation discussion and analysis (“CD&A”), and based on that review and discussion, recommend to the Board that the CD&A be included in the Corporation’s annual proxy statement or annual report on Form 20F.

12.Report regularly to the Board (i) following meetings of the Committee, (ii) with respect to such other matters as are relevant to the Committee’s discharge of its responsibilities and (iii) with respect to such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make such report.

13.Maintain minutes or other records of meetings and activities of the Committee.

Advisors

14.The Committee has the sole authority to select, oversee and terminate compensation consultants, legal counsel or other advisors to advise the Committee, and to approve the terms of any such engagement and the fees of any such compensation consultant, legal counsel or other advisor.  In selecting a compensation consultant, legal counsel or other advisor, the Committee shall take into account factors (including factors related to the independence of such compensation consultant, legal counsel or other advisor) it considers appropriate or as may be required by applicable law or listing standards. The Committee shall receive appropriate funding from the Corporation for the payment of compensation to the compensation consultants, legal counsel or other advisors retained by the Committee pursuant to the provisions of this Charter.

V.  Annual Performance Evaluation

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the compliance of the Committee with this Charter. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any modifications to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

Schedule "C"

INFORMATION PACKAGE

CHANGE OF AUDITORS 2019

PORTAGE BIOTECH INC.

Mailing Address: c/o Portage Services Ltd 47 Avenue Rd., Suite 200 Toronto, ON M5R 2G3 Canada	Registered Address: FH Corporate Services Ltd., of FH Chambers P.O. Box 4649 Road Town Tortola, British Virgin Islands

NOTICE OF CHANGE OF AUDITORS

To:	Schwartz Levitsky Feldman LLP, Chartered Professional Accountants

And To:	Marcum LLP, Chartered Professional Accountants

TAKE NOTICE THAT Schwartz Levitsky Feldman LLP, Chartered Professional Accountants, the auditors of Portage Biotech Inc. (the "Corporation") have tendered their resignation, effective as of March 3, 2019, and the directors of the Corporation, by resolution, have appointed Marcum LLP, Chartered Professional Accountants, as successor auditors in their place.

AS REQUIRED BY NATIONAL INSTRUMENT 51-102, WE CONFIRM THAT:

(1)The board of directors of the Corporation have considered and approved the decision of management of the Corporation to accept the resignation of Schwartz Levitsky Feldman LLP, Chartered Professional Accountants, and has appointed Marcum LLP as successor auditors of the Corporation.

(2)There have been no reservations or modified opinions contained in the audit reports of Schwartz Levitsky Feldman LLP for the two most recently completed fiscal years and any subsequent period.

(3)There are no reportable events (as defined in National Instrument 51-102) which have been a contributing factor in the resignation of Schwartz Levitsky Feldman LLP, Chartered Professional Accountants, as auditors of the Corporation and the decision to appoint Marcum LLP, Chartered Professional Accountants, as successor auditors of the Corporation.

AND WE THEREFORE REQUEST THAT each of Marcum LLP, Chartered Professional Accountants and Schwartz Levitsky Feldman LLP, Chartered Professional Accountants, in a letter addressed to the Ontario Securities Commission, state whether or not they agree with the information contained in this Notice, with a copy of each such letter to be received by the undersigned within 20 days of their receipt of this notice, in addition to providing the undersigned with the same documents in PDF format acceptable for filing through the SEDAR filing system.

DATED as of the 7th day of March, 2019

PORTAGE BIOTECH INC.

Per: /s/ Declan Doogan

Name: Declan Doogan

Title: Chief Executive Officer

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

BY EMAIL AND REGISTERED MAIL

February 28, 2019

Portage Biotech lnc.

47 Avenue Road

Suite 200 Toronto, Ontario

MSR 2G3

Attention:	Dr. Declan Doogan - Chief Executive Officer and
Mr. Steve Mintz- Chairman of the Audit Committee

Dear Sirs:

We hereby tender our resignation as auditors of Portage Biotech lnc., with immediate effect. Our last involvement as auditors of the company and its subsidiary was far the fiscal year ended March 31, 2018.

You are responsible for filing an appropriate public notice disclosing our resignation. Please send us a copy of this filing as soon as it has been produced.

We appreciate the opportunity of serving as your independent registered public auditors. We would like to thank you and your staff far the cooperation we received.

Yours very truly,

/s/ SCHWARTZ LEVITSKY FELDMAN LLP

SCHWARTZ LEVITSKY FELDMAN LLP

Chartered Accountants

Licensed Public Accountants

ce Kam Shah, CFO

2300 Yonge Street, Suite 1500, Box 2434

Toronto, Ontario M4P 1 E4

Tel: 416 785 5353

Fax: 416 785 5663

March 11, 2019

VIA SEDAR

Ontario Securities Commission

Re: Portage Biotech Inc.

Dear Sirs:

We have read the Notice of Change of Auditors of Portage Biotech Inc. (the "Corporation") dated March 7, 2019 delivered to us, pursuant to National Instrument 51-102. We report that we are not aware of any inaccuracies in the information contained in the Notice at this date.

Yours truly,

/s/ Marcum LLP

Independent Registered Public Accounting Firm

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

Schedule "D"

2020 STOCK OPTION PLAN

1.  PURPOSE OF THE PLAN

The purpose of this stock option plan (the "Plan") is to develop the interest of the directors, officers, employees and consultants who provide on-going services (other than services rendered in connection with the offer and sale of securities in a capital raising transaction)(collectively, "Optionees") to Portage Biotech Inc. (the "Corporation") and its subsidiaries in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and its subsidiaries to attract and retain persons of desired experience and ability.

2.  ADMINISTRATION

This Plan shall be administered by the board of directors of the Corporation (the "Directors").

3.  GRANTING

The Directors may from time to time and in their discretion grant by way of resolution one or more stock options ("Stock Options") to purchase voting common shares of the Corporation ("Common Shares") to any one or more Optionees.

4.  NUMBER

The maximum number of Common Shares reserved for issuance at any time pursuant to this Plan shall not exceed 10% of the issued and outstanding Common Shares in the capital of the Corporation. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

Any issuance of Common Shares from treasury pursuant to the exercise of Stock Options shall automatically replenish the number of Common Shares available for Stock Option grants under the Stock Option Plan.

5.  EXERCISE PRICE

The exercise price of options granted under the Plan is determined by the Board, provided that it is not less than the Discounted Market Price, as that term is defined in Canadian Securities Exchange (“Exchange”) policy manual or such other minimum price as is permitted by the Exchange in accordance with the policies in effect at the time of the grant, or, if the Common Shares are no longer listed on the Exchange, then such other exchange or quotation system on which the Common Shares are listed or quoted for trading.

6.  VESTING

All options granted pursuant to the Plan will be subject to such vesting requirements as may be prescribed by the Exchange, if applicable, or as may be imposed by the Board. Options may be granted without any vesting requirements where not required by the Exchange.

7.  EXPIRY DATE

At the time of grant of a Stock Option, the Directors shall fix the date on which such Stock Option shall expire (the "Expiry Date"), provided that such date shall be no later than five (5) years from the date of grant.

8.  STOCK OPTION AGREEMENT

A written agreement shall be entered into between the Corporation and each Optionee to whom a Stock Option has been granted under this Plan, which such agreement shall set out the number of Common Shares under option, the Exercise Price, the Vesting Dates, the Expiry Date and such other terms as the Directors determine to be necessary or desirable, all of which shall be in accordance with the provisions of this Plan (the "Stock Option Agreement"). The Stock Option Agreement will be in such form as the Directors may from time to time approve and may be executed and delivered for and on behalf of the Corporation by any one of the Chief Executive Officer or Chief Financial Officer of the Corporation or such other officer or director of the Corporation as the Directors may authorize.

9.  NO RIGHT OF ASSIGNMENT

All Stock Options granted pursuant to this Plan shall be personal to the Optionee and shall not be assignable or otherwise transferable except by will or the laws of descent and distribution.

10.  NO RIGHT AS SHAREHOLDER

An Optionee shall have no rights whatsoever as a shareholder in respect of any Common Shares under option to such Optionee unless and until he/she has exercised the related Stock Option in respect of such Common Shares.

11.  EXERCISE

A Stock Option may be exercised in whole or in part by the delivery to the Corporation at its head office of a written notice (the "Notice") that specifies the number of Common Shares in respect of which such Stock Option is being exercised together with payment in an amount equal to the Exercise Price thereof multiplied by such number of Common Shares.

Upon the exercise of a Stock Option in whole or in part, the Corporation shall cause to be delivered to the Optionee a certificate registered in the name of such Optionee representing the number of Common Shares specified in the Notice.

Common Shares issued upon the valid exercise of a Stock Option shall be validly issued as fully paid and non-assessable. The issuance of such Common Shares shall not require any further resolution or approval of the Directors and shall be deemed to have occurred on the date that the related Stock Option was exercised.

12.  VARIATIONS IN NUMBER

In the event that the Corporation:

(a)declares a stock dividend or makes a distribution on the Common Shares in Common Shares;

(b)subdivides or consolidates the issued and outstanding Common Shares into a greater or smaller number of Common Shares;

(c)issues rights to all or substantially all of the holders of the Common Shares to purchase additional Common Shares at a price below the closing trading price of the Common Shares on the record date associated with such issuance; or

(d)effects any transaction through which the Common Shares as a class are converted into or rendered exchangeable for any other securities,

then the Directors may make such substitution or adjustments in the aggregate number and class of shares reserved for issuance under the Plan and in the number, kind and Exercise Price of shares subject to outstanding Stock Options and/or such other equitable substitution or adjustments as it may determine to be appropriate in its sole discretion; provided, however, that the number of shares subject to any Stock Option shall always be a whole number.

13.  VARIATIONS IN VESTING

In the event that an Optionee dies, such Optionee's executor or executrix shall have the right to exercise part or all of all then outstanding and vested Stock Options on behalf of the Optionee's estate until the earlier of the date set by the Directors at the time of the grant of such Stock Options (such date not to exceed one year after the date of death of the Optionee) or the Expiry Date. All Stock Options not exercised by such date shall immediately and automatically terminate. The Directors shall have the right, in their sole discretion, to provide at the time of the grant of the Stock Options of an Optionee, that all Stock Options granted to such Optionee shall be deemed to fully vest on the day prior to the Optionee's death. If the Directors do so, such Optionee's executor or executrix shall have the right to exercise all of the outstanding Stock Options of such Optionee in accordance with the above.

In the event that an Optionee retires or resigns from his or her office and employment with the Corporation and all of its subsidiaries or is removed from such office and employment (whether with or without cause) or otherwise ceases to hold such office or employment for any reason (otherwise than as a result of the death of the Optionee or for cause), such Optionee shall have the right to exercise part or all of his or her then outstanding and vested Stock Options until the earlier of: (i) the date set by the Directors at the time of the grant of such Stock Options in the Stock Option Agreement after the date such Optionee retires or is removed from such office; or (ii) the Expiry Date. All such Stock Options not exercised by such date shall immediately and automatically terminate. The Directors shall have the right, in their sole discretion, to provide at the time of the grant of the Stock Options of an Optionee, that all Stock Options granted to such Optionee shall be deemed to fully vest on the day prior to the resignation or removal of the Optionee from such office or employment. If the Directors do so, such Optionee shall have the right to exercise all of the outstanding Stock Options of such Optionee in accordance with the above. Notwithstanding the foregoing, in the event an Optionee is removed from employment for cause, then all outstanding and unvested Stock Options granted to such Optionee shall immediately and automatically terminate.

In the event that:

(a)the Directors determine that there is a reasonable probability that the Corporation will be reorganized, amalgamated or merged with, consolidated into or in any way combined with, another corporation;

(b)the shareholders of the Corporation approve the liquidation, dissolution or winding-up of the Corporation or the sale, lease, exchange or other disposition of all or substantially all of the property of the Corporation;

(c)a take-over bid, which is a "formal bid" (as that term is defined by the Securities Act (Ontario)), is made for any voting or equity securities of the Corporation; or

(d)the Directors determine that there is a reasonable probability that the Corporation will experience a change of control (as determined by the Directors)

then the Directors may by resolution determine that all or any part of the outstanding and unvested Stock Options granted to any one or more Optionees shall vest on a date specified by such resolution and all such Stock Options shall be deemed to have vested on the date so specified.

14.  AMENDMENT OR DISCONTINUANCE OF PLAN

This Plan is subject to the rules of the stock exchange or exchange facility through which the Common Shares may at any time be traded (the "Rules"). To the extent that any provision of this Plan conflicts with any Rule, such Rule shall govern and this Plan shall be deemed to be amended to be consistent therewith.

The Directors may amend or discontinue this Plan at any time (upon receipt of the approval of the Exchange if required), provided that no such amendment or discontinuance may, without the consent of any affected Optionee, alter or impair any Stock Options previously granted to such Optionee under this Plan.

15.  EFFECTIVE DATE

This Plan is effective as of April 24, 2020